Exhibit 99.1

Date: February 4, 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WEST FRASER TIMBER CO. LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	March 02, 2022

Record Date for Voting (if applicable) :	March 02, 2022

Beneficial Ownership Determination Date :	March 02, 2022

Meeting Date :	April 20, 2022

Meeting Location (if available) :	Quesnel, BC

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	952845105	CA9528451052
CLASS B COMMON

Sincerely,

Computershare

Agent for WEST FRASER TIMBER CO. LTD.